EXHIBIT (13)(b)

LETTER AGREEMENT

October 31, 2014

Mr. David C. Brown

Victory Capital Management

4900 Tiedeman Road, 4th Floor

Brooklyn, OH 44144-1226

Re:	The Victory Portfolios
Munder International Fund — Core Equity Fund

Dear Mr. Brown:

This Letter Agreement by and between Victory Capital Management Inc. (the “Investment Adviser”) and The Victory Portfolios, a Delaware statutory trust (the “Trust”), on behalf of its separate series, Munder International Fund — Core Equity Fund (the “Fund”), sets forth the Adviser’s agreement to contractually limit the advisory fee applicable payable by the Fund for a period of two years.

Notwithstanding Schedule A to the Advisory Agreement, effective for the two year period beginning November 1, 2014 and ending October 31, 2016, the Fund shall pay to the Adviser out of Fund assets an annual fee, computed and accrued daily and paid in arrears on the first business day of every month, at the rate set forth below, which shall be a percentage of the average daily net assets of the Fund (computed in the manner set forth in the Fund’s most recent Prospectus and Statement of Additional Information) determined as of the close of business on each business day throughout the month:

0.80% of the first $1 billion of average daily net assets; and

0.75% of the average daily net assets in excess of $1 billion.

The Investment Adviser may extend the duration of this Letter Agreement by delivering a revised Letter Agreement to the Trust reflecting such extension.  This Agreement shall terminate with the respect to the Fund upon termination of the Advisory Agreement.

Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Any questions of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act shall have the same meaning as and be resolved by reference to the Advisory Agreement or the 1940 Act.

Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.

THE VICTORY PORTFOLIOS, on behalf of Munder International Fund — Core Equity Fund

By:	/s/ Michael D. Policarpo, II
Name:	Michael D. Policarpo, II
Title:	President

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ David C. Brown
Name:	David C. Brown
Title:	Chief Executive Officer